

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

David Tobias
Chief Executive Officer
Cannabis Sativa, Inc.
450 Hillside Dr. #A224
Mesquite, Nevada 89027

      Re: Cannabis Sativa, Inc.
          Registration Statement on Form S-4
          Filed January 10, 2023
          File No. 333-269172

Dear David Tobias:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services